Exhibit 99.1

Americas Silver Corporation Commences Production at Its San Rafael Mine

TORONTO--(BUSINESS WIRE)--November 20, 2017--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to announce it has commenced production from the San Rafael Mine as the sole source of mill feed at the Company’s Cosalá Operations in Sinaloa, Mexico. Initially, the Company is targeting a throughput of 1500 tonnes per day. The mine is currently producing over 1000 tonnes per day as it continues its ramp-up. There is a stockpile in excess of 25,000 tonnes of San Rafael ore and a further 50,000 tonnes of Nuestra Señora ore at the mill, if required.

The San Rafael Mine is expected to drive significant earnings and cash flow at current metals prices for shareholders starting in Q1, 2018 and over the life of the mine. It is projected to provide a meaningful reduction in the consolidated cash costs and all-in sustaining costs. The Company expects that it will declare commercial production at the mine before the end of Q4, 2017.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or www.americassilvercorp.com.

Cautionary Statement on Forward-Looking Information

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational and development plans (including the successful completion of the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CONTACT:
Americas Silver Corporation
Darren Blasutti
President & CEO
416‐848‐9503